

July 18, 2011

Via E-mail
Angeliki Frangou
Chairman and Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38

     Re: **Navios Maritime Holdings Inc.**
             Registration Statement on Form F-4
             Filed June 21, 2011
             File No. 333-175043

Dear Ms. Frangou:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

<u>Risk Factors, page 20</u>

<u>Our international activities increase the compliance risks associated with economic and trade sanctions…, page 30</u>

2. We note the disclosure regarding Navios Maritime Acquisition's port calls to Iran. Please confirm, if true, that your vessels do not make and have not made port calls to Iran, Syria, Sudan or Cuba, countries identified by the U.S. Department of State as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. In this regard, we note that several of your charterers conduct business and have operations in these countries.

3. Please tell us whether your charter parties/contracts include provisions relating to your vessels calling on ports in Iran, Syria, Sudan and/or Cuba.

<u>Authorized Representative, page II-28</u>

4. It is unclear to us for which registrant the authorized representative is signing. For each foreign registrant or registrant guarantor please revise to include the signature of its authorized representative in the United States.

<u>Exhibit 5.1</u>

5. We note that counsel opines that the Exchange Notes will constitute valid and binding obligations of Navios Maritime Holdings Inc. and the Exchange Note Guarantees will constitute valid and binding obligations of the Guarantors. In this regard we note assumptions (ii) and (v) on page two which appear to assume that the Documents have been duly authorized and executed by Navios Maritime Holdings Inc. and the Guarantors. While we note that the opinions filed as exhibits 5.2, 5.3, 5.4 and 5.5 opine upon these matters, it is inappropriate for the opinion filed as exhibit 5.1 to assume these matters without specifically relying on the separate opinions filed as exhibits 5.2, 5.3, 5.4 and 5.5. Please revise the opinion filed as exhibit 5.1 accordingly.

<u>Exhibit 5.4</u>

6. Please remove the last two sentences of the last paragraph on page one, paragraph 5.1 on page six, and paragraph 5.3 on page six. Such disclaimers of liability are not appropriate.

7. Please remove paragraph 2.10. It appears that these are material matters underlying the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 if you have questions regarding these comments.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Stuart Gelfond, Esq.